FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2001

GOLD RESERVE INC.


Address Of Principal Executive Offices:
926 West Sprague Avenue
Suite 200
Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                      No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

GOLD RESERVE INC.

September 30, 2001

Interim Financial Report

Forward Looking Statements

The information presented in or incorporated by reference in this interim financial report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company"), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following risks:

  actual reserves could vary considerably from estimates presently made, volatility of metals prices and estimated metal production, concentration of operations and assets in Venezuela, regulatory, political and economic risks associated with Venezuelan operations,
  obtaining adequate funding for future development of the Brisas property,
  dependence upon the abilities and continued participation of key employees,
  other uncertainties normally incident to the operation and development of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. The mineral resource on the Brisas property, estimated at 9.9 million ounces of gold and approximately 1.13 billion pounds of copper, is contained within an area approximately 1,900 meters long and 500 to 900 meters wide. The identified mineralization continues for an unknown distance down dip to the west, to the north and below the current mineralized resource.

The anticipated mining and processing facility is currently designed to process an estimated 55,000 tonnes per day, yielding an average annual production of approximately 362,000 ounces of gold and 46 million pounds of copper, over a mine life of 13 years. The plan for the development of the property as it presently exists includes on-site copper processing utilizing an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Implementation of this process would eliminate significant transportation costs for the copper gold concentrates to an off-site smelter resulting in improved Brisas project economics. Construction of a mining facility at the Brisas property is estimated to cost between $350 and $400 million.

Based on Gold Institute guidelines and the assumptions included in the pre-feasibility, cash operating costs are estimated at $153 per ounce of gold (using $300 per ounce gold, $0.90 per pound copper and on-site copper processing) and total after-tax costs are estimated at $243 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs). Estimated cost per ounce of gold is determined net of copper revenues. Construction of a mining facility, if warranted, would take 18 to 24 months.

Reserve Estimate Audits

Considerable data compiled by the Company has been closely scrutinized by Behre Dolbear & Company, Inc. ("Behre Dolbear") and a number of other consultants. Behre Dolbear has audited the Company's data collection procedures, its modeling and reserve methodology and reserve estimates.

The results of the audits determined that the technical data collection procedures used by the Company meet or exceed accepted industry standards; the assay laboratories utilized provided reliable and acceptable results; the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing; the estimating techniques used by the Company were an accurate representation for the reserves; the drill hole spacing was sufficient to generate future estimates of proven and probable reserves; the database was correct and reliable; the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. Such estimates will not qualify the property as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Mineral Resource Estimates

The Brisas property is estimated to contain a total mineral resource of
9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource, effective November 1999, is summarized in the following tables:


(kt=1,000 tonnes) Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade   kt        (g/t)   (%)     kt        (g/t)   (%)     kt       (g/t)   (%)     kt        (g/t)   (%)
--------------------------------------------------------------------------------------------------------------
0.50    221,042   0.805   0.111   145,028   0.690   0.155   40,103   0.733   0.110   406,173   0.757   0.127
==============================================================================================================


(millions)        Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade             oz.     lb.               oz.     lb.              oz.     lb.               oz.     lb.
--------------------------------------------------------------------------------------------------------------
0.50              5.721   541.0             3.217   495.7            0.945   97.3              9.883   1,134.0
==============================================================================================================

Mineral Reserve Estimate

The Brisas property is estimated to contain approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1. The mineral reserve estimate, effective January 2000, has been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and is presented in tabular form below:


         Reserve                           Au           Cu           Waste        Total
         tonnes        Au grade  Cu grade  ounces       pounds       tonnes       tonnes       Strip
Class    (thousands)   (g/t)     (%)       (thousands)  (thousands)  (thousands)  (thousands)  Ratio
----------------------------------------------------------------------------------------------------
Proven   187,443       0.814     0.119     4,906        491,841
Probable  47,411       0.682     0.205     1,040        214,309
----------------------------------------------------------------------------------------------------
Total(1) 234,854       0.787     0.136     5,946        706,150      383,912      618,766      1.63
====================================================================================================

(1) Using $300/oz Au, $0.80/lb Cu and $3.30/tonne revenue cutoff

Outlook

The ultimate design and future construction of the plant is subject to the results of the final feasibility study. Additional metallurgical, geotechnical and hydrological investigations, negotiations related to such things as electrical power supply and development and condemnation drilling will occur as a part of the completion of the final feasibility study. The completion of the final feasibility study and the timing of future development of the Brisas property will be influenced by, among other items, prevailing gold and copper prices.

Brisas-Cristinas Combined Project

As a result of sustained low prices for gold and copper, management believes that the most rational approach to the development of the Brisas property is to combine it with the contiguous Cristinas property and jointly develop the properties as one large project. In addition, the combined project, versus two stand-alone projects, offers the best solution economically, environmentally and socially.

The Company has presented its combined project proposal to Corporacion Venezolana de Guayana (CVG) and to other Venezuelan government officials. During September 2001, CVG publicly confirmed the government's intention to unify or combine the Brisas and Cristinas properties into one large mining project.

Several years ago, CVG and Placer Dome Inc. formed a joint venture company, Minera Las Cristinas, C.A. (MINCA) to explore and exploit gold located on the Cristinas property (known as Las Cristinas 4, 5, 6 and 7). CVG entered a work contract with MINCA relating to gold and after successful exploration of the Cristinas property by MINCA the Ministry of Energy and Mines granted copper concessions to CVG. The copper concessions were subsequently transferred by CVG to MINCA for financing purposes.

MINCA commenced construction of the gold and copper Cristinas project various times but discontinued activities due to low gold prices. CVG allowed MINCA two one-year contract extensions to re-activate the project or agree upon an acceptable alternative for the development of the project. Immediately prior to the expiration of the second contract extension Placer Dome announced the sale of its interest in MINCA to Vannessa Ventures Ltd.

As a result of Placer Dome's sale of its interest in MINCA and other contract disagreements with MINCA, CVG officially announced the revocation or cancellation of its work contract with MINCA. In November 2001, CVG obtained physical control of the Cristinas property from MINCA. CVG has recently announced that their objective is to re-activate the development of the Cristinas project in the near future.

It is unclear how the recent cancellation of the work contract or the previous transfer of Placer Dome Inc.'s interest in MINCA will effect the development of the Cristinas property either on a stand-alone or combined project basis.

The development of the combined project is dependent upon: entering an acceptable agreement between the Company, CVG and, if appropriate, other third parties; the resolution of legal implications related to the cancellation of the work contract by CVG; status of MINCA's copper concessions; resolution of all legal challenges related to the Cristinas property; determination of MINCA's on-going activities; various approvals and permits by the government of Venezuela; completion of a feasibility study; adequate financing; and future metal prices.

There can be no assurances that the development of the combined project will proceed and, if it does, what the Company's interest in the combined project will be. Management continues to believe the development of Brisas and Cristinas as a combined project is the most rational approach to exploit the orebody.



Financial Overview

The total financial resources of the Company, cash plus current and non-current marketable securities (primarily consisting of highly liquid US treasury and agency obligations), decreased $1.3 million from December 31, 2000 to approximately $15.7 million as of September 30, 2001.

                                          September 30,        December 31,
                                              2001                 2000

Cash and equivalents                      $  6,787,341        $  10,108,111
Marketable securities - current              7,854,640            3,045,421
Marketable securities -non-current           1,014,037            3,790,030
                                          $ 15,656,018        $  16,943,562

Planned expenditures for 2001 are estimated at $3.1 million. Expenditures include development activities directly on the Brisas property, corporate management of the Brisas property, activities related to the advancement of the proposal to combine the Brisas and Cristinas properties and exploration activities other than on the Brisas property. Other income for 2001 is projected to be approximately $1.2 million. Management anticipates that its combined cash and investment position will be sufficient to cover estimated operational and capital expenditures (excluding estimated mine construction costs) beyond 2002.

Future construction costs and development expenses, and the cost of placing the Brisas property or additional future properties into production, if warranted, are expected to be financed by a combination of the sale of additional common stock, bank borrowings or other means. Management does not plan to raise funds through the sale of equity or debt in the near future. Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including the price of gold, management's assessment of the financial markets, the potential acquisition of additional properties or projects and the overall capital requirements of the consolidated corporate group.

Consolidated net loss for the three and nine months ended September 30, 2001 amounted to $2,030 and $461,799 or $0.00 and $0.02 per share compared to consolidated net loss of $148,824 and $927,363 or $0.01 and $0.04 per share for the same periods in 2000. The net loss for the nine months ended September 30, 2001 decreased from the prior period primarily as a result of gains on sales of marketable securities in 2001 as compared to losses on sales of marketable securities during the same nine-month period in 2000.

As of October 31, 2001, the Company had the following shares, equity units and share options outstanding:

Class A common                                             22,437,833
Equity units*                                               1,038,867
Options to purchase Class A common shares                   3,400,700

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into class A common shares of Gold Reserve Inc. on a one to one basis.


CONSOLIDATED BALANCE SHEETS
September 30, 2001 and December 31, 2000 (unaudited)

                                                 September 30,   December 31,
U.S. Dollars                                          2001           2000
-----------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                         $  6,787,341   $ 10,108,111
Marketable securities                                7,854,640      3,045,421
Deposits, advances and other                           386,485        370,044
Accrued interest                                        35,853         53,046
Total current assets                                15,064,319     13,576,622

Property, plant and equipment, net                  45,838,691     44,902,369
Marketable securities                                1,014,037      3,790,030
Other                                                1,191,528      1,233,301
-----------------------------------------------------------------------------
Total assets                                      $ 63,108,575   $ 63,502,322
=============================================================================

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses             $    370,678   $    335,103
-----------------------------------------------------------------------------
Total current liabilities                              370,678        335,103

Minority interest in consolidated subsidiaries       1,055,920      1,037,013
-----------------------------------------------------------------------------
Total liabilities                                    1,426,598      1,372,116
-----------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Common shares and equity units, without par value  102,250,911    102,105,986
Less, common shares held by affiliates                (403,331)      (403,331)
Accumulated deficit                                (39,949,139)   (39,487,340)
KSOP debt                                             (216,464)       (85,109)
-----------------------------------------------------------------------------
Total shareholders' equity                          61,681,977     62,130,206
-----------------------------------------------------------------------------
Total liabilities and shareholders' equity        $ 63,108,575   $ 63,502,322
=============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:
     s/ Chris D. Mikkelsen              s/ Patrick D. McChesney




CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2001 and 2000 (unaudited)

                                  Three Months Ended       Nine Months Ended
U.S. Dollars                        2001       2000         2001        2000

OTHER INCOME
Interest                         $ 185,376   $ 290,047   $ 634,711   $ 844,316
Gain (loss) on sale of
  marketable securities            284,101                 385,358    (283,507)
------------------------------------------------------------------------------
                                   469,477     290,047   1,020,069     560,809

EXPENSES
General and administrative         269,124     242,416     833,983     805,373
Technical services                  77,648      95,354     270,706     322,487
Corporate communications            66,434      46,677     209,221     159,312
Legal and accounting                10,438      16,009      73,667      67,894
Foreign currency loss               42,565      24,894      75,384      89,763
Interest                                         3,511                  10,681
Minority interest in net income
  of consolidated subsidiaries       5,298      10,010      18,907      32,662
------------------------------------------------------------------------------
                                   471,507     438,871   1,481,868   1,488,172
------------------------------------------------------------------------------
Net loss                           $(2,030)  $(148,824)  $(461,799)  $(927,363)
==============================================================================
Net loss per share                  $(0.00)     $(0.01)     $(0.02)     $(0.04)
==============================================================================
Weighted average common
   shares outstanding           23,396,646  23,113,679  23,247,211  23,106,731
==============================================================================



CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
For the Nine Months Ended September 30, 2001 and 2000 (unaudited)

U.S. Dollars
Accumulated deficit, December 31, 2000                   $ (39,487,340)
Net loss                                                      (461,799)
----------------------------------------------------------------------
Accumulated deficit, September 30, 2001                  $ (39,949,139)
======================================================================

Accumulated deficit, December 31, 1999                   $ (38,176,276)
Net loss                                                      (927,363)
----------------------------------------------------------------------
Accumulated deficit, September 30, 2000                  $ (39,103,639)
======================================================================

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Nine Months Ended September 30, 2001 and 2000 (unaudited)


                                         Three Months Ended       Nine Months Ended
U.S. Dollars                               2001      2000          2001       2000
Cash Flows from Operating Activities:
Net loss                                 $(2,030)  $(148,824)  $(461,799)   $(927,363)
Adjustments to reconcile net loss
 to net cash used by
 operating activities:
    Depreciation                          10,881      13,605      33,188       35,417
    Amortization of (discount) premium
     on marketable securities              8,744    (108,299)      9,729     (167,767)
    Foreign currency loss                 42,565      24,894      75,384       89,763
    Minority interest in net income
     of consolidated subsidiaries          5,298      10,010      18,907       32,662
    Net (gain) loss on sale of
     marketable securities              (284,101)               (385,358)     283,507
    Other                                              3,500                    3,500
    Changes in current assets
     and liabilities:
       Net decrease (increase)
        in current assets                 (6,545)     54,617      10,037      (30,381)
       Net increase in
        current liabilities               12,436      45,649      35,575        8,284
--------------------------------------------------------------------------------------
Net cash used by operating activities   (212,752)   (104,848)   (664,337)    (672,378)
--------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Proceeds from the sale and maturity
 of marketable securities              1,484,401   7,048,000   6,228,289   16,655,312
Purchase of marketable securities     (3,366,136) (7,931,829) (7,885,886) (16,073,710)
Purchase of property, plant
 and equipment                          (375,267)   (379,396) (1,044,894)  (1,295,309)
Other                                     30,052       7,644      41,773       52,701
--------------------------------------------------------------------------------------
Net cash used by investing activities (2,226,950) (1,255,581) (2,660,718)    (661,006)
--------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
Proceeds from the issuance of
 common shares                             2,160                   4,285
--------------------------------------------------------------------------------------
Net cash provided by financing
 activities                                2,160                   4,285
--------------------------------------------------------------------------------------

Change in Cash and Cash Equivalents:
Net decrease in cash and
 cash equivalents                     (2,437,542) (1,360,429) (3,320,770)  (1,333,384)
Cash and cash equivalents
 - beginning of period                 9,224,883   4,404,566  10,108,111    4,377,521
--------------------------------------------------------------------------------------
Cash and cash equivalents
 - end of period                      $6,787,341  $3,044,137  $6,787,341   $3,044,137
======================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


Selected Notes To Consolidated Financial Statements

1.  Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of September 30, 2001, the results of operations for the three and nine months ended September 30, 2001 and 2000, and the cash flows for the three and nine months ended September 30, 2001 and 2000. The results of operations for the three and nine months ended September 30, 2001 and 2000 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's fiscal 2000 financial statements. (All amounts are stated in U.S. Dollars).

2.  Geographic Segments

Net Loss (income) for the Three and Nine Months Ended September 30, 2001
and 2000

                     Three Months Ended      Nine Months Ended
                      2001       2000         2001        2000
-----------------------------------------------------------------------
United States       (30,546)    135,467      399,899     857,310
Venezuela            32,576      13,357       61,900      70,053
-----------------------------------------------------------------------
Consolidated         $2,030    $148,824     $461,799    $927,363
=======================================================================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     GOLD RESERVE INC.
     By:    s/ Robert A. McGuinness
     Vice President - Finance & CFO
     November 23, 2001